SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Seattle Genetics, Inc.
___________________________________________________________

(Name of Issuer)

COMMON STOCK
___________________________________________________________
(Title of Class of Securities)

812578102

_________________________________________________

(CUSIP Number)

December 31, 2003

___________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[X] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 812578102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	210,764
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	210,764
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,764
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 812578102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BA Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	210,764
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	210,764
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,764
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 812578102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BAVP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	210,764
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	210,764
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,764
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a). Name of Issuer:

Seattle Genetics, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

22215 26th Avenue S E

Suite 3000

Bothell, WA 98021

Item 2(a). Name of Person Filing:

Bank of America Corporation

BA Venture Partners VI, LLC

BAVP, LP

Venture Partners is the sole general partner of BAVP. All investment decisions of BAVP must be approved by an Advisory Committee that is made up of officers of Bank of America. Venture Partners, BAVP and Bank of America are referred to collectively herein as the "Filing Persons."

Item 2(b). Address of Principal Business Office or, if None,

Residence:

The principal office of each of the Filing Persons is 100 N. Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

Item 2(c). Citizenship:

BAVP is a limited partnership organized under the laws of the State of Delaware. Venture Partners is a limited liability company organized under the laws of the State of California. Bank of America is a corporation organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

812578102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

BAVP beneficially owns and has the shared power to control the voting and disposition of an aggregate of 210,764 shares of common stock of the Issuer. Based on 39,069,868 shares of common stock reported to be outstanding on the Issuer's Prospectus Supplement dated February 10, 2004, BAVP beneficially owns less than 1% of the outstanding shares of the Issuer's common stock. In addition, BAVP beneficially owns 100,000 shares of the Issuer's Series A Convertible Preferred Stock. On July 8, 2004, such shares will be convertible into 1,000,000 shares of the Issuer's common stock. Even assuming the conversion of these shares of Series A Convertible Preferred Stock, BAVP would beneficially own less than 5% of the outstanding shares of the Issuer's common stock.

Venture Partners, as the sole general partner of BAVP, may be deemed to be the indirect beneficial owner and to have shared power to control the voting and disposition of an aggregate of the 210,764 shares of common stock beneficially owned by BAVP, representing less than 1% of the outstanding shares of the Issuer's common stock.

Bank of America, as the employer of the members of the Advisory Committee to BAVP (which must approve all investment transactions of BAVP), may be deemed to be the indirect beneficial owner and to have shared power to control the voting and disposition of an aggregate of the 210,764 shares of common stock beneficially owned by BAVP, representing less than 1% of the outstanding shares of the Issuer's common stock.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

BANK OF AMERICA CORPORATION

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

BA VENTURE PARTNERS VI, LLC

By: /s/ Kate Mitchell

Kate Mitchell

Managing Director

BAVP, LP

By: BA Venture Partners VI, LLC, its general partner

By: /s/ Kate Mitchell

Kate Mitchell

Managing Director

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 1 to such a statement on Schedule 13G with respect to the common stock of Seattle Genetics, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 1 to such Schedule 13G.

Dated: February 12, 2004

BANK OF AMERICA CORPORATION

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

BA VENTURE PARTNERS VI, LLC

By: /s/ Kate Mitchell

Kate Mitchell

Managing Director

BAVP, LP

By: BA Venture Partners VI, LLC, its general partner

By: /s/ Kate Mitchell

Kate Mitchell

Managing Director